

January 10, 2012

Via E-mail
Mr. Brian J. Robinson
Executive Vice President, Chief Financial Officer and Treasurer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

>   **Re: General Cable Corporation**
>   **Form 10-K**
>   **Filed February 25, 2011**
>   **File No. 1-12983**

Dear Mr. Robinson:

We have reviewed your response and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2011

Management's Discussion and Analysis, page 34

1. Considering that your stock price declined 46% from the end of your second quarter to the end of your third quarter, beginning in your December 31, 2011 Form 10-K, please expand your MD&A discussion to describe to readers the certain quantitative factors you considered throughout the year in determining there was no material adverse business conditions or other economic events that would indicate a need to assess the value of goodwill related to the ROW segment. If material, discuss the difference between your market capitalization and your net assets, explain the underlying reasons for the difference and how you considered it. Given the current apparent market capitalization deficit, please also quantify the assumptions made as part of the Step 1 test and discuss changes in those assumptions from the prior test, should you determine that no goodwill impairment is warranted based on your annual 2011 impairment testing. If the reporting unit has a fair value that is not substantially in excess of carrying value, please disclose

the percentage by which fair value exceeded carrying value as of the date of the most recent test.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief